SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding resignation of directors of China Petroleum & Chemical Corporation (the “Registrant”); and
2.          An announcement regarding list of directors and their roles and function of the Registrant;

Each made by the Registrant on January 29, 2018.

Announcement One

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.
CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Directors

The Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (the “Sinopec Corp. “ or the “Company”) announces that due to his age, each of Mr. Wang Zhigang and Mr. Zhang Haichao has tendered his resignation to the Board as an executive director, a member of Strategy Committee of the Board and the Senior Vice President of the Company (the “Resignation”), with effect from 29 January 2018.

Each of Mr. Wang Zhigang and Mr. Zhang Haichao has confirmed that he has no disagreement with the Board and there are no other matters relating to his Resignation that need to be brought to the attention of shareholders of the Company.

Mr. Wang Zhigang and Mr. Zhang Haichao are diligent and responsible during their tenures. The Board would like to express its gratitude to them for their hard working and contributions to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 January 2018
As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement Two

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive Director
•	Li Yunpeng

Executive Directors
•	Dai Houliang
•	Jiao Fangzheng
•	Ma Yongsheng

Independent Non–Executive Directors
•	Jiang Xiaoming
•	Andrew Y. Yan
•	Tang Min
•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Member	Dai Houliang
Jiao Fangzheng
Ma Yongsheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Dai Houliang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Member	Dai Houliang
Tang Min

Beijing, 29 January 2018

As at the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 30, 2018